Filed by Banco Bilbao Vizcaya Argentaria, S.A.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
 of the Securities Exchange Act of 1934

Subject Company:
Compass Bancshares, Inc.
(Commission File No. 1-31272)

The slide presentation was utilized by representatives of Banco Bilbao Vizcaya Argentaria, S.A. ("BBVA") in connection with certain meetings with investors. Such presentation, which includes information pertaining to the acquisition of Compass Bancshares, Inc., is hereby filed by BBVA pursuant to Rule 425 under the Securities Act of 1933.

BBVA

            USA, May 2007

                                                                               1

Disclaimer

Forward-Looking Statements

This document may include "forward-looking statements" within the meaning of the
"safe harbor" provisions of the United States Private Securities Litigation
Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "anticipate," "believe," "expect," "estimate," "plan," "outlook,"
and "project" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Banco Bilbao Vizcaya Argentaria, S.A. ("BBVA"), Compass Bancshares, Inc.
("Compass") and the combined group after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in BBVA's and Compass's filings with the Securities and Exchange Commission
("SEC"), the failure to obtain and retain expected synergies from the proposed transaction, failure of Compass stockholders to approve the transaction, failure of BBVA stockholders to approve the related capital increase, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to BBVA's and Compass's most recent reports filed with the SEC.
BBVA and Compass are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This filing may be deemed to be solicitation material in respect of the proposed transaction involving BBVA and Compass. In connection with the proposed transaction, BBVA has filed with the SEC a registration statement on Form F-4
(File no. 333-141813) (the "Registration Statement") to register the BBVA ordinary shares to be issued in the proposed transaction and that includes a proxy statement of Compass that also constitutes a prospectus of BBVA. BBVA and
Compass have also filed, and intend to continue to file, additional relevant materials with the SEC. The Registration Statement and the related proxy statement/prospectus contain and will contain important information about BBVA,
Compass, the proposed transaction and related matters. SHAREHOLDERS OF COMPASS
ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS
FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY
CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to shareholders of Compass. Investors and security holders may obtain a free copy of the disclosure documents (including the Registration Statement) and other documents filed by BBVA and Compass with the SEC at the SEC's website at www.sec.gov, from BBVA's Investor Relations department or from Compass's Investor Relations department. BBVA will also file certain documents with the Spanish Comision Nacional del Mercado de Valores in connection with its shareholders' meeting to be held in connection with the proposed transaction, which will be available on the CNMV's website at
www.cnmv.es.

Participants in the Transaction

BBVA, Compass and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information regarding BBVA's directors and executive officers is available in BBVA's annual report on Form 20-F, which was filed with the SEC on March 30, 2007, and information regarding Compass's directors and executive officers is available in
Compass's proxy statement for its 2006 annual meeting of shareholders, which was filed with the SEC on March 17, 2006. Additional information regarding the interests of such potential participants is also included in the Registration
Statement (and will be included in the definitive proxy statement/prospectus for the proposed transaction) and the other relevant documents filed with the SEC.

                                                                               2

Index

        BBVA Overview

        Main business areas and activities

        BBVA in the U.S.

        BBVA market data

                                                                               3

BBVA is a World Class International Financial Services Group

o    (euro) 412 billion total assets (U.S. dollar 544 billion), offering a full range of products and services

o    Leading positions in Spain and Latin America

o    Building a leading franchise in the growing markets of the US Sunbelt

o    International platform with 7,585 branches and 98,553 employees worldwide

o    Profitable and efficient retail banking franchise with excellent asset quality

o    Capital discipline and management committed to value creation for shareholders

Company data as of December 31, 2006.

          6th largest bank in the Eurozone by Market Cap. ((euro) Bn)

Source: Bloomberg, December 31, 2006

                                                                               4

BBVA Group: Key Data

Total Assets ((euro) Mn)                         411,916
Net Income ((euro) Mn)                             4,736
ROE (%)                                             37.6
Cost/Income (%)                                     42.6
Capital adequacy ratio or BIS ratio (%)             12.0
Clients (millions)                                    42
Employees                                         98,553
Branches                                           7,585
Countries                                             33

Employees

International     67%
Spain             31%

Branches

International     52%
Spain             48%

Company data as of December 31, 2006.

                                                                               5

BBVA is the result of the merger of two major Spanish banking institutions

Banco Bibao Vizcaya

Argentaria

January 2000

          150 years of history and more than 100 business integrations

                                                                               6

... and its international expansion strategy has gathered pace since 1995...

2007        State National Bancshares (USA) ->100%
            CNBC (China) ->5%
            CIFH (Hong Kong) ->15%

2006        Texas Regional Bancshares (USA) ->100%
            Forum Servicios Financieros (Chile) ->Joint Venture 51%

2005        Granahorrar (Colombia) ->100%

2004        USA Valley / Laredo (USA) ->100%
            Bancomer  (Minority stake acquisition)
            Hipotecaria Nacional (Mexico) ->100%

2002        Bradesco (Brazil)->5%

2000        Bancomer (Mexico) ->40% (100% as of June 06)

1999        Provida (Chile) ->42% (67% as of June 06)
            Consolidar (Argentina) ->100%

1998        Poncebank (Puerto Rico) ->100%
            Banco Excel (Brasil) ->100% (merger with Bradesco in 2002)
            Banco BHIF (Chile) ->44% (68% as of June 06)

1997        Banco Provincial (Venezuela) ->40% (53% as of June 06)

1996        Banco Frances (Argentina) ->30% (76% as of June 06)
            Banco Ganadero (Colombia) ->40% (95% as of June 06)
            Bancos Cremi y Oriente (Mexico) ->100%

1995        Continental (Peru) ->Joint Venture 50%
            Probursa (Mexico) ->66% (merged with Bancomer in 2002)

                                                                               7

... to create a financial group with a truly global reach...

                                                                               8

... and well-positioned in fast growing geographies

                         GDP 2006e       GDP Growth     Population
                           ($ Tr)            06e (%)        (m)

Spain(1)                   1.1               3.9            40
Mexico(1)                  1.1               4.8           107
Latam(1)                   3.9               5.2           417
USA (2)                    2.2               4.3            60

(1)    Sources: The World Factbook 2007, Global Insight and BBVA Economic
       Research Department.
(2)    Aggregation of the data for the states where BBVA USA and Compass conduct their main operations (Alabama, Arizona, Colorado, Florida, New
       Mexico and Texas). 2006 GDP estimated, growth is a weighted average.
       Source: Morgan Stanley Research Department.

                                                                               9

BBVA has delivered an excellent growth track record

Total Business Volume(1)              Net Attributable Profit
    (euro) billion                        (euro) million

(1) Loans and customer funds

Data from 1999 through 2003 in Spanish GAAP. From 2004 onwards in EU-IFRS.

                                                                              10

...while also improving its fundamentals

Cost to income (%)                     ROE (%)

   NPL ratio (%)                   NPL coverage (%)

1999 data in Spanish GAAP

                                                                              11

In a European context, BBVA's financial strength stands out

              BBVA, an excellent combination of profitability-risk

                    ROE (%)      Cost to income (%)       Asset quality (Coverage Ratio %)
                 #1 Europe          #1 Europe                        #1 Europe

European Banks       23.5             58.3                             77.2

BBVA                 37.6             42.6                             272.8

European banks is the arithmetic average, calculated with publicly available data as of 31.12.06, for the following European banks: BBVA, Santander, Deutsche
Bank, Commertzbank, BNP Paribas, Societe General, Credit Agricole, ABN AMRO,
Unicredito, San Paolo IMI, HSBC, Lloyds, Royal Bank of Scotland, Barclays, UBS
and Credit Suisse.

                                                                              12

Strong credit ratings

                               Long term ratings

                     S&P                               AA-
                                                 Positive Outlook

                   Moodys                              Aa1

                 Fitch Ibca                            AA-

                                                                              13

Index

            BBVA Overview

            Main business areas and activities

            BBVA in the U.S.

            BBVA market data

                                                                              14

Business Areas

I     Retail Banking in           o   Financial Services
      Spain and Portugal          o   Asset Management and Private Banking
                                  o   Insurance
                                  o   Finanzia Uno-e
                                  o   Portugal

II    Wholesale Business          o   Corporates and SME's
                                  o   Global Banking
                                  o   Business Projects
                                  o   Real Estate Projects

III   North America               o   BBVA Bancomer
                                  o   United States operations (TX/CAL)
                                  o   Insurance and Pensions (Mexico)

IV    South America               o   Retail Business
                                  o   Insurance and Pensions
                                  o   Corporate Banking & Global Markets

                                                                              15

I.  Retail Banking in Spain: 2006 Highlights

    Strong business volumes*    +19.1%

    Non-interest income         Trading income: +31.8%
                                Insurance: +21.4%s

    Improved efficiency         45.4% cost/income

    Asset quality               NPL ratio: 0.67%
                                Coverage: 264.5%

             Net attrib. profit: 1,498 (euro) m (+13.8%), ROE 35.6%

* Customer Funds + Lending

                                                                              16

Spain: Strong position in domestic market

                         Market Share            Ranking
o  Loans                    11.8%                  #1
o  Deposits                 10.2%                  #2
o  Mutual Funds             17.2%                  #2
o  Pension Funds            18.3%                  #1

Data as of 12.31.06. Source: Bank of Spain.

Mutual funds and pension funds market shares measured by total assets under management.

                                                                              17

...where economic and banking prospects remain positive

2007E GDP Growth Rate (1)
(%)

European Union  2.5

Spain           3.5

                            Business drivers for BBVA

                        Consumer / credit and debit cards

                                Small businesses

                                New customer base

(1) Source: BBVA Economic Research Department

                                                                              18

II.  Wholesale Banking: 2006 Highlights

     High business activity      Lending growth: +18.6%

     New products & markets      Sales of sophisticated treasury products
                                 Asia Plan

     Improved efficiency         25.2% cost/income

     Asset quality               NPL ratio: 0.37%
                                 Coverage: 707.9%

             Net attrib. profit: 1,282 (euro)m (+47.0%), ROE 31.8%

                                                                              19

Strong position in domestic market and selected global business

A very strong client franchise...

Corporate & Business Banking in Spain and Latin America

o    # 1 with Spanish companies (SMEs and Corporates)

o    # 1 with Public Administration bodies (all segments)

o    # 1 with corporates in Latin America (ex-Brazil).

Source: Inmark.

....that facilitates access to global businesses

Global Businesses

o    Trade Finance: world's # 1 in number of transactions and # 3 in volumes

o    Project Finance: world's # 1 in volumes and # 6 as arranger.

Source: Dealogic, 2006

                                                                              20

Corporate & Business Banking (CBB)

                        A focused and segmented approach

Companies                -->                             Spanish SMEs

Corporates               -->                     Large companies and Iberian
                                                subsidiaries of multinationals

Institutions             -->                       Public corporations and
                                                     private institutions

             ...offering a full range of transactional products and
                    taylor made solutions for specific needs

                                                                              21

III.  Mexico: Highlights of 2006

High activity levels            Lending*: +30.6%

Higher banking penetration      +2.2 million new customers (+16%)

Mortgage leadership             55% growth

Asset quality                   NPL ratio: 2.19%
                                Coverage: 248.9%

              Net attrib. profit: 1,711 (euro)m (+28.2%), ROE 47%

*constant currency

                                                                              22

BBVA Bancomer is Mexico's # 1 banking group
                                                           Market
BBVA Bancomer                         Ranking              Share(1)

Deposits                                #1                  26.0%
Consumer lending                        #1                  34.5%
Mortgages                               #1                  32.3%
Auto lending                            #1                  36.8%
Total private lending                   #1                  29.7%
Pensions(2)                             #1                  16.9%
Mutual funds                            #1                  23.3%

(1) Market shares as % of six largest banks as of 12.31.06.
(2) Pension funds market share measured by total assets under management.

                           Largest network in Mexico:

                                 1,733 branches
                                   4,850 ATMs
                                   80,594 POS

o  Bancomer's strength and its business model provide a unique market advantage
o  Leadership driven by customer focus, productivity and commercial innovation.

                                                                              23

Sound macroecomic environment in Mexico

                        Inflation (%)               Budget balance (in % GDP)
Avg. 95-02                18.2                                -1.8
2003                       4.0                                -0.6
2004                       5.2                                -0.3
2005                       3.3                                -0.1
2006                       4.1                                 0.0

                            2006           2007E           2008E

       GDP (%)               4.8            3.6             3.8
       Inflation (%)         4.1            3.7             3.5

Source: BBVA Economic Research Department

                                                                              24

IV. South America: Highlights of 2006

High activity levels                Lending*: +28.8%
                                    Customer funds*: +21%

Good macroeconomic performance

Positive contribution from all businesses

Asset quality                       NPL ratio: 2.67%
                                    Coverage: 132.8%

              Net attrib. profit: 509 (euro)m (+34.4%), ROE 31.8%

*constant currency

                                                                              25

Leading presence in South America

                   Deposits             Loans             Pension Funds

                         Market             Market                 Market
Country       Ranking     share    Ranking   share     Ranking      share

Argentina       #1        10.2%      #3        7.6%      #2         18.8%
Colombia        #3        11.1%      #3       10.3%      #3         17.6%
Chile           #4         8.0%      #4        7.8%      #1         31.2%
Peru            #2        25.2%      #2       26.7%      #3         26.1%
Venezuela       #4        12.3%      #4       11.6%       -           -

Source: Central banks or official regulators.
Data as of 12.31.06.
Pension Fund market shares measured by total assets under management.

                                                                              26

...with good economic prospects

                                                    Banking penetration
                   2007E GDP growth (%)             (Loans / GDP, as a %)

Argentina                7.9                                  17
Chile                    5.2                                  56
Colombia                 6.2                                  17
Peru                     6.3                                  19
Venezuela                4.3                                  13
Mexico                   3.6                                  19

Source: BBVA                         Source: EFIC Profit Pools, EIU and national
                                             statistics. Data as of 12.31.05.

                                                                              27

Index

        BBVA Overview

        Main business areas and activities

        BBVA in the U.S.

        BBVA market data

                                                                              28

BBVA in the USA: a focused and progressive strategy

If BBVA and Compass combine (Pro forma)

$47 Billion in assets

$32 Billion in loans

$33 Billion in deposits

622 branches in 7 states

Serving a potential market of more than 100 million people.

      Valley Bank                  Basic banking and remittance services.

  Laredo National Bank                 Retail and commercial banking.

  Texas Regional Bank              New business opportunities by having a
                                 significant presence on both sides of the

  State National Bank                 border between Texas and Mexico.

        Compass                To take advantage of the growth opportunities
                                     in the Sunbelt region of the U.S.

                                                                              29

BBVA is building a leading franchise in the most attractive U.S. markets

Why Compass*?

o    It offers complementary markets and products, that fit with BBVA USA.

o    It strengthens BBVA's position in the U.S. while contributing management capabilities and expertise to BBVA USA.

o    It develops BBVA's strategy of becoming a more global financial group, while adding geographical diversification to BBVA's earnings.

                      BBVA USA(1): pro forma market shares

                         Dep. ($Bn)        Mkt. Share           Ranking
Texas                       16.6               5.9%                4th
Alabama                      6.7               9.5%                3rd
Arizona                      3.2               4.1%                5th
Florida                      2.0               0.6%               25th
Colorado                     0.7               1.0%               20th
New Mexico                   0.6               2.7%                8th
(1) Selected markets
Source: FDAC data as of 06.30.06

Pro forma net income contribution by business areas(1)

South America                                     9%
Mexico                                            31%
BBVA USA                                           9%
Retail Banking - Spainn & Portugal                27%
Wholesale & Investment Banking                    23%

   If the transaction between BBVA and Compass* is completed successfully, the combined entity will become the largest regional bank in the "Sun Belt" region.

* Acquisition of Compass is subject to shareholder, regulatory and other approvals.

                                                                              30

Index

        BBVA Overview

        Main business areas and activities

        BBVA in the U.S.

        BBVA market data

                                                                              31

BBVA is listed on the world's leading stock markets

                   Represented in key
                   stockmarket indices

                         IBEX 35
                      (12.6% weighting)

                       DJ EuroStoxx 50
                       (2.9% weighting)

                         MSCI World
                       (0.3% weighting)

                        MSCI World EAFE
                        (0.7% weighting)

                         BNY ADR Europe 100

(1) Data as of 31st December 06

                                                                              32

Performance of BBVA share price

                      Total Shareholder Return (annualized)

BBVA (1)

COMPASS

S&P 500

Data provided by Bloomberg as of 12/31/06

(1) Total shareholder return of BBVA's ADS (ticker: BBV)

                                                                              33

BBVA dividend per share and dividend yield

                     Dividend per share ((euro)) & Yield (%)

(1)  Dividend Yield calculated by dividing the gross dividend by the average share price for each year.

(2)  BBVA ADS holders will receive the dividends in U.S. dollars. Conversion of dividends from Euro to U.S. dollars are subject to foreign exchange rate fluctuations.

                                                                              34

Analysts recommend BBVA stock and expect a positive evolution of profits for the next two years ...

Analysts recommendation for BBVA stock (1)

Analysts estimates EPS ((euro)) (1)

(1) Source: Reuters estimates 04.20.07

                                                                              35

A well established and successful ADS program...

                     BBVA's ADS Program Evolution 2001-2007

ADS as a % of Total Outstanding Shares         ADS Market Cap $USD Millions

                                                                              36

... liquid asset with increasingly higher volumes

                   Monthly average--daily ADR traded volume*

Traded Volume (Shares)                  Traded Volume ($ Millions)

(*) Last 12 months

                                                                              37

Basic facts about the American Depositary Share program

o    Easy to Trade: ADSs are quoted in U.S. dollars and trade in the open market similar to other U.S. securities. Moreover, you can buy and sell ADSs through full-service brokers or through discount or online brokers. ADSs can also be cancelled to receive the ordinary share in the home market.

o    Easy to Hold: As with all U.S. securities, corporate action notifications and shareholder meeting materials are delivered to ADS investors in
     English. Additionally, all financial and legal documentation for listed programs is filed with the Securities and Exchange Commission (SEC).

o    Dividends: ADS dividends and other cash distributions are paid in U.S.
     dollars at competitive foreign exchange rates. The depositary bank makes payments as efficiently as other cash distributions for listed U.S.
     securities. ADS investors receive dividend payments through their existing brokerage arrangements or, for Registered Holders, by check issued directly from the depositary bank.

BBVA's ADS Program:                             As of March 31st 2007:

o  Symbol:              BBV                     ADSs Outstanding:     70 million
                        NYSE
Exchange
o  ADS/Ordinary Ratio:  1:1                    Average Daily Vol:      400,000
o  Depositary Bank:     The Bank of New York   BBVA's Total Market Cap: $  85 Bn

                                                                              38

BBVA

USA, May 2007

                                                                              39